Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus dated April 26, 2021

Registration No. 333- 254833

PRICING TERM SHEET

LUMENT FINANCE TRUST, INC.

7.875% Series A Cumulative Redeemable Preferred Stock
(Liquidation Preference $25.00 per share)

April 28, 2021

Issuer:	Lument Finance Trust, Inc.

Security:	7.875% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share (the “Series A Preferred Stock”)

Number of Shares:	2,400,000 shares

Public Offering Price:	$25.00 per share

Underwriting Discounts:	$0.7875 per share; $1,890,000 total

Net Proceeds (before expenses)	$58,110,000

Trade Date:	April 28, 2021

Settlement Date:	May 5, 2021, 2021 (T+5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade shares of the Series A Preferred Stock prior to the date that is two business days preceding the settlement date will be required, by virtue of the fact that the shares of Series A Preferred Stock initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the shares of Series A Preferred Stock who wish to trade the shares of Series A Preferred Stock during such period should consult their advisors.

Liquidation Preference:	$25.00, plus accrued and unpaid dividends

Dividend Rate:	7.875% per annum of the $25.00 per share liquidation preference (equivalent to $1.96875 per annum per share).

Dividend Payments:	The 15th day of January, April, July and October of each year (or if not a business day, on the immediately preceding business day) to holders of record as of the close of business on the first day of January, April, July or October of each year (or if not a business day, on the next succeeding business day). The first dividend on the Series A Preferred Stock will be paid on July 15, 2021 in the amount of $0.3828125 per share.

Optional Redemption:	We may not redeem the Series A Preferred Stock prior to May 5, 2026, except with respect to the special optional redemption described below and in limited circumstances relating to our qualification and maintaining our qualification as a REIT as described in “Description of Series A Preferred Stock — Optional Redemption” in the preliminary prospectus dated April 26, 2021 (the “preliminary prospectus”). On and after May 5, 2026, we may, at our option, upon not fewer than 30 and not more than 60 days’ written notice, redeem the Series A Preferred Stock in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus an amount equal to all accrued but unpaid dividends (whether or not authorized or declared) to, but not including, the date fixed for redemption, without interest. Any partial redemption will be on a pro rata basis.

Special Optional Redemption:	Upon the occurrence of a Change of Control/Delisting (as defined below), we may, at our option, redeem the Series A Preferred Stock, in whole or in part within 120 days after the first date on which such Change of Control/Delisting occurred, by paying $25.00 per share, plus an amount equal to all accrued but unpaid dividends (whether or not authorized or declared) to, but not including, the redemption date. If, prior to the Change of Control/Delisting Conversion Date (as defined in the preliminary prospectus), we have provided or provide notice of our election to redeem the Series A Preferred Stock (whether pursuant to our optional redemption right or our special optional redemption right), the holders of Series A Preferred Stock will not have the conversion right described below with respect to the shares of Series A Preferred Stock we call for redemption pursuant to such notice.

Change of Control:	A “Change of Control/Delisting” is when, after the original issuance of the Series A Preferred Stock, the following have occurred and are continuing:

•	the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of stock of our company entitling that person to exercise more than 50% of the total voting power of all stock of our company entitled to vote generally in the election of our directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•	following the closing of any transaction referred to in the bullet point above, neither we nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the NYSE, the NYSE American or Nasdaq, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or Nasdaq.

Conversion Rights:

Upon the occurrence of a Change of Control/Delisting, each holder of Series A Preferred Stock will have the right (unless, prior to the Change of Control/Delisting Conversion Date, we have provided or provide notice of our election to redeem all of the Series A Preferred Stock) to convert some or all of such holder’s shares of Series A Preferred Stock (the “Change of Control/Delisting Conversion Right”) on the Change of Control/Delisting Conversion Date into a number of shares of our common stock per share of Series A Preferred Stock to be converted, which is equal to the lesser of:

•	the quotient obtained by dividing (i) the sum of (x) the liquidation preference amount of $25.00 per share of Series A Preferred Stock, plus (y) the amount of any accrued but unpaid dividends (whether or not authorized or declared) to, but not including, the Change of Control/Delisting Conversion Date (unless the Change of Control/ Delisting Conversion Date is after a record date for a Series A Preferred Stock dividend payment and prior to the corresponding Series A Preferred Stock dividend payment date, in which case no additional amount for such accrued but unpaid dividend will be included in this sum) by (ii) the Common Stock Price (as defined in the preliminary prospectus); and

•	13.2626 (i.e., the Share Cap), subject to certain adjustments; subject, in each case, to provisions for the receipt of alternative consideration as described in this prospectus.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of our common stock), subdivisions or combinations (in each case, a “Share Split”) with respect to our common stock as described in the preliminary prospectus.

The aggregate number of shares of our common stock (or equivalent Alternative Form Consideration (as defined in the preliminary prospectus), as applicable) issuable in connection with the exercise of the Change of Control/Delisting Conversion Right and in respect of the Series A Preferred Stock will not exceed 31,830,239 shares of common stock (or equivalent Alternative Form Consideration, as applicable) (the “Exchange Cap”). The Exchange Cap is subject to pro rata adjustments for any Share Splits on the same basis as the corresponding adjustment to the Share Cap.

CUSIP/ISIN:	55025L 207 / US55025L2079

Joint Book-Running Managers:	Piper Sandler & Co. Raymond James & Associates, Inc.

Co-Managers:	B. Riley Securities, Inc. JonesTrading Institutional Services LLC

Listing:	We intend to file an application to list the Series A Preferred Stock on the NYSE under the symbol “LFTPrA.” If the application is approved, trading of the Series A Preferred Stock on the NYSE is expected to commence within 30 days after the initial delivery of the Series A Preferred Stock.

The issuer has filed a registration statement, including the preliminary prospectus with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request them by calling Piper Sandler & Co. at (800) 747-3924 or via email at prospectus@psc.com or Raymond James & Associates, Inc. at 1-800-248-8863 or via email at prospectus@raymondjames.com.